# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Alaunos Therapeutics, Inc., CIK 0001107421
CUSIP: 98973P309
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 501 E LAS OLAS BLVD, SUITE 300, FORT LAUDERDALE, Florida (FL), 33301
Date of event which requires filing of this statement: 10/13/2026
Filed by CIK 0001802528
Persons authorized to receive notices and communications: Ms. Erin O'Connor, Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, Pennsylvania (PA), 19428, (267) 262-5300; Ryan A. Murr, Esq., Gibson, Dunn & Crutcher LLP, One Embarcadero Center, Suite 2600, San Francisco, California (CA), 94111, (415) 393-8373

## Reporting persons
- Fairmount Funds Management LLC (CIK 0001802528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 858,789; sole dispositive power 0; shared dispositive power 858,789; aggregate amount beneficially owned 858,789 (19.99% of the class)
  Comment: The securities include (i) 687,789 shares of common stock, par value $0.001 per share ("Common Stock"), and (ii) 171,000 shares of Common Stock issuable upon conversion of 171 shares of Series C Non-Voting Convertible Preferred Stock, par value $0.001 per share (the "Series C Preferred Stock"), held directly by Fairmount Healthcare Co-Invest VII L.P. ("Co-Invest") and exclude (i) 105,286,000 shares of Common Stock issuable upon conversion of 105,286 shares of Series B Non-Voting Convertible Preferred Stock, par value $0.001 per share (the "Series B Preferred Stock"), held directly by Fairmount Healthcare Fund II L.P. ("Fund II"), (ii) 52,239,000 shares of Common Stock issuable upon conversion of 52,239 shares of the Series C Preferred Stock held directly by Fund II and (iii) 16,554,000 shares of Common Stock issuable upon conversion of 16,554 shares of Series C Preferred Stock held directly by Co-Invest. The conversion of the shares of Series B Preferred Stock and Series C Preferred Stock is each subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock. The securities exclude shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock and Series C Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the shares of Common Stock, the beneficial ownership limitations with respect to the Series B Preferred Stock and Series C Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 3,440,670 shares of Common Stock outstanding as of September 30, 2026, plus 687,789 shares of Common Stock issued in the Financing (as defined below).
- Fairmount Healthcare Fund II L.P. (CIK 0001769651): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 171,000; sole dispositive power 0; shared dispositive power 171,000; aggregate amount beneficially owned 171,000 (3.98% of the class)
  Comment: The securities include 171,000 shares of Common Stock issuable upon conversion of 171 shares of Series C Preferred Stock held directly by Fund II and exclude (i) 105,286,000 shares of Common Stock issuable upon conversion of 105,286 shares of Series B Preferred Stock held directly by Fund II and (ii) 52,068,000 shares of Common Stock issuable upon conversion of 52,068 shares of the Series C Preferred Stock held directly by Fund II. The conversion of the shares of Series B Preferred Stock and Series C Preferred Stock is each subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock. The securities exclude shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock and Series C Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the shares of Common Stock, the beneficial ownership limitations with respect to the Series B Preferred Stock and Series C Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 3,440,670 shares of Common Stock outstanding as of September 30, 2026, plus 687,789 shares of Common Stock issued in the Financing.
- Fairmount Healthcare Co-Invest VII L.P. (CIK 0002157639): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 858,789; sole dispositive power 0; shared dispositive power 858,789; aggregate amount beneficially owned 858,789 (19.99% of the class)
  Comment: The securities include (i) 687,789 shares of Common Stock and (ii) 171,000 shares of Common Stock issuable upon conversion of 171 shares of Series C Preferred Stock held directly by Co-Invest and exclude 16,554,000 shares of Common Stock issuable upon conversion of 16,554 shares of Series C Preferred Stock held directly by Co-Invest. The conversion of the shares of Series C Preferred Stock is subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock. The securities exclude shares of Common Stock issuable upon conversion of the shares of Series C Preferred Stock in excess of such beneficial ownership limitation. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the shares of Common Stock, the beneficial ownership limitation with respect to the Series C Preferred Stock will automatically reduce to 9.99%. Row 13 is based on 3,440,670 shares of Common Stock outstanding as of September 30, 2026, plus 687,789 shares of Common Stock issued in the Financing.
- Harwin Peter Evan (CIK 0001663607): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 858,789; sole dispositive power 0; shared dispositive power 858,789; aggregate amount beneficially owned 858,789 (19.99% of the class)
  Comment: The securities include (i) 687,789 shares of Common Stock and (ii) 171,000 shares of Common Stock issuable upon conversion of 171 shares of Series C Preferred Stock held directly by Co-Invest and exclude (i) 105,286,000 shares of Common Stock issuable upon conversion of 105,286 shares of Series B Preferred Stock held directly by Fund II, (ii) 52,239,000 shares of Common Stock issuable upon conversion of 52,239 shares of the Series C Preferred Stock held directly by Fund II and (iii) 16,554,000 shares of Common Stock issuable upon conversion of 16,554 shares of Series C Preferred Stock held directly by Co-Invest. The conversion of the shares of Series B Preferred Stock and Series C Preferred Stock is each subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock. The securities exclude shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock and Series C Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the shares of Common Stock, the beneficial ownership limitations with respect to the Series B Preferred Stock and Series C Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 3,440,670 shares of Common Stock outstanding as of September 30, 2026, plus 687,789 shares of Common Stock issued in the Financing.
- Kiselak Tomas (CIK 0001830177): type of reporting person: individual (IN); citizenship or place of organization: Slovakia (2B); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 858,789; sole dispositive power 0; shared dispositive power 858,789; aggregate amount beneficially owned 858,789 (19.99% of the class)
  Comment: The securities include (i) 687,789 shares of Common Stock and (ii) 171,000 shares of Common Stock issuable upon conversion of 171 shares of Series C Preferred Stock held directly by Co-Invest and exclude (i) 105,286,000 shares of Common Stock issuable upon conversion of 105,286 shares of Series B Preferred Stock held directly by Fund II, (ii) 52,239,000 shares of Common Stock issuable upon conversion of 52,239 shares of the Series C Preferred Stock held directly by Fund II and (iii) 16,554,000 shares of Common Stock issuable upon conversion of 16,554 shares of Series C Preferred Stock held directly by Co-Invest. The conversion of the shares of Series B Preferred Stock and Series C Preferred Stock is each subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock. The securities exclude shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock and Series C Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the shares of Common Stock, the beneficial ownership limitations with respect to the Series B Preferred Stock and Series C Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 3,440,670 shares of Common Stock outstanding as of September 30, 2026, plus 687,789 shares of Common Stock issued in the Financing.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Alaunos Therapeutics, Inc.
Address of issuer's principal executive offices: 501 E LAS OLAS BLVD, SUITE 300, FORT LAUDERDALE, Florida (FL), 33301

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by (1) Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission registered investment adviser under the Investment Advisers Act of 1940 ("Fairmount"); (2) Fairmount Healthcare Fund II L.P., a Delaware limited partnership ("Fund II"); (3) Fairmount Healthcare Co-Invest VII L.P., a Delaware limited partnership ("Co-Invest"); (4) Peter Harwin; and (5) Tomas Kiselak (Mr. Harwin and Mr. Kiselak, Fairmount, Fund II and Co-Invest are collectively referred to herein as the "Reporting Persons"). The joint filing agreement of the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D.

Fairmount serves as investment manager for Fund II and Co-Invest and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), of any securities of the Company held by Fund II and Co-Invest. Fund II and Co-Invest have delegated to Fairmount the sole power to vote and the sole power to dispose of all securities held in Fund II's and Co-Invest's portfolio, including the shares of Common Stock reported herein. Because Fund II and Co-Invest have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days' notice, Fund II and Co-Invest disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of Fairmount, Mr. Harwin and Mr. Kiselak may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Company beneficially owned by Fairmount. Fairmount, Mr. Harwin and Mr. Kiselak disclaim beneficial ownership of the securities reported in this Schedule 13D other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that any of Fairmount, Mr. Harwin or Mr. Kiselak is the beneficial owner of such securities for any other purpose.
Residence or business address: The principal business address of each of the Reporting Persons is 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.
Present principal occupation or employment: The principal business of Fairmount is to provide discretionary investment management services to qualified investors through Fund II and Co-Invest, which are each private pooled investment vehicles. The principal occupation of Mr. Harwin and Mr. Kiselak is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: Fairmount is a Delaware limited liability company. Fund II is a Delaware limited partnership. Co-Invest is a Delaware limited partnership. Mr. Harwin is a citizen of the United States of America. Mr. Kiselak is a citizen of Slovakia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In aggregate, the Reporting Persons have voting and dispositive power over 858,789 shares of Common Stock, which include (i) 687,789 shares of Common Stock and (ii) 171,000 shares of Common Stock issuable upon conversion of 171 shares of Series C Preferred Stock held directly by Co-Invest and exclude (i) 105,286,000 shares of Common Stock issuable upon conversion of 105,286 shares of Series B Preferred Stock held directly by Fund II, (ii) 52,239,000 shares of Common Stock issuable upon conversion of 52,239 shares of the Series C Preferred Stock held directly by Fund II and (iii) 16,554,000 shares of Common Stock issuable upon conversion of 16,554 shares of Series C Preferred Stock held directly by Co-Invest. The conversion of the shares of Series B Preferred Stock and Series C Preferred Stock is each subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock. The securities exclude shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock and Series C Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the shares of Common Stock, the beneficial ownership limitations with respect to the Series B Preferred Stock and Series C Preferred Stock will automatically reduce to 9.99%.

The aggregate purchase price of the shares of Common Stock, Series B Preferred Stock and Series C Preferred Stock purchased and currently owned by the Reporting Persons is $100,199,073.47. The source of the funding for the purchases of the shares of Common Stock, Series B Preferred Stock and Series C Preferred Stock was the general working capital of the Reporting Persons. The information set forth in Item 4 below is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons own 19.99% of the Company in the aggregate, based upon the Company's aggregate outstanding shares as of September 30, 2026, plus the shares of Common Stock issued in the Financing (as defined below). The Reporting Persons' securities include (i) 687,789 shares of Common Stock and (ii) 171,000 shares of Common Stock issuable upon conversion of 171 shares of Series C Preferred Stock held directly by Co-Invest and exclude (i) 105,286,000 shares of Common Stock issuable upon conversion of 105,286 shares of Series B Preferred Stock held directly by Fund II, (ii) 52,239,000 shares of Common Stock issuable upon conversion of 52,239 shares of the Series C Preferred Stock held directly by Fund II and (iii) 16,554,000 shares of Common Stock issuable upon conversion of 16,554 shares of Series C Preferred Stock held directly by Co-Invest. The conversion of the shares of Series B Preferred Stock and Series C Preferred Stock is each subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock. The securities exclude shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock and Series C Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the shares of Common Stock, the beneficial ownership limitations with respect to the Series B Preferred Stock and Series C Preferred Stock will automatically reduce to 9.99%.

Mr. Harwin serves as a member of the board of directors of the Company (the "Board"), and, in such capacity, may have influence over the corporate activities of the Company, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Company and may from time to time consider pursuing or proposing such matters with advisors, the Company or other persons.

Initial Financing

In July 2026, Velaris Therapeutics, Inc., a Delaware corporation ("Velaris"), issued and sold an aggregate of 20,000,000 shares of Velaris preferred stock to Fund II at a purchase price of $0.01 per share.

Agreement and Plan of Merger

On October 13, 2026, the Company acquired Velaris in accordance with the terms of the Agreement and Plan of Merger, dated October 13, 2026 (the "Merger Agreement"), by and among the Company, Valkyrie Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("First Merger Sub"), Valkyrie Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company ("Second Merger Sub"), and Velaris. Pursuant to the Merger Agreement, First Merger Sub merged with and into Velaris, pursuant to which Velaris was the surviving corporation and became a wholly owned subsidiary of the Company (the "First Merger"). Immediately following the First Merger, Velaris merged with and into Second Merger Sub, pursuant to which Second Merger Sub was the surviving entity (together with the First Merger, the "Merger").

Under the terms of the Merger Agreement, at the closing of the Merger (the "Closing"), the Company issued to the stockholders of Velaris (i) 105,286 shares of Series B Preferred Stock and (ii) 33,054 shares of Series C Preferred Stock, each share of which is convertible into 1,000 shares of Common Stock, subject to certain conditions.

Pursuant to the Merger Agreement and the Purchase Agreement (as defined below), the Company has agreed to hold a stockholders' meeting to submit the following matters to its stockholders for their consideration: (i) the approval of the conversion of the Series B Preferred Stock and the Series C Preferred Stock into shares of Common Stock in accordance with certain of the rules of the Nasdaq Stock Market LLC (the "Conversion Proposal"), (ii) the approval of an amendment to the certificate of incorporation of the Company to (A) change the name of the Company to "Velaris Therapeutics, Inc.", (B) effectuate the redomestication of the Company, (C) effectuate a reverse stock split of all outstanding shares of Common Stock at a reverse stock split ratio to be determined by the Board with the consent of the Lead Investor (as defined below), (D) increase the number of authorized shares of Common Stock sufficient to permit the conversion in full of all then outstanding shares of Series B Preferred Stock and Series C Preferred Stock (the "Authorized Share Increase") and (E) such other changes as are mutually agreeable to the Company and Velaris, and (iii) the approval of a new equity incentive plan. In connection with these matters, the Company intends to file with the Securities and Exchange Commission (the "SEC") a proxy statement and other relevant materials.

The Merger Agreement further provides that, effective upon stockholder approval of the Conversion Proposal, three directors of the Company will resign from the Board and designees of the lead investor in the Financing, an affiliate of the Reporting Persons (the "Lead Investor"), will be appointed to fill the resulting vacancies, such that the director designated by Velaris and the designees of the Lead Investor will constitute four of the five members of the Board. The Merger Agreement also requires that any redomestication of the Company provide that each director elected by the holders of the Series B Preferred Stock will be entitled to three votes on each matter presented to the Board. In addition, from the Closing until the earliest of the conversion of all outstanding shares of Series B Preferred Stock following stockholder approval of the Conversion Proposal, twelve months following the Closing and the date on which the Lead Investor otherwise agrees, the Company will conduct the development of Velaris's programs in all material respects in accordance with an agreed development plan and operating budget and will not materially deviate from such plan without the consent of the Lead Investor, subject to certain exceptions.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Certificates of Designation

On October 13, 2026, the Company filed with the Secretary of State of the State of Delaware a Certificate of Designation of Preferences, Rights and Limitations of the Series B Preferred Stock (the "Certificate of Designation of Series B Preferred Stock") and a Certificate of Designation of Preferences, Rights and Limitations of the Series C Preferred Stock (the "Certificate of Designation of Series C Preferred Stock," and together with the Certificate of Designation of Series B Preferred Stock, the "Certificates of Designation") in connection with the Merger and the Financing. The Certificates of Designation provide for the issuance of shares of Series B Preferred Stock and Series C Preferred Stock, as applicable.

Holders of Series B Preferred Stock and Series C Preferred Stock are entitled to receive dividends on shares of Series B Preferred Stock and Series C Preferred Stock, as applicable, equal to, on an as-if-converted-to-Common-Stock basis, and in the same form as dividends actually paid on shares of the Common Stock. Except as otherwise required by law, the Series B Preferred Stock and Series C Preferred Stock do not have voting rights. However, as long as any shares of Series B Preferred Stock or Series C Preferred Stock, as applicable, are outstanding, the Company will not, without the affirmative vote of the holders of a majority of the then outstanding shares of Series B Preferred Stock or Series C Preferred Stock, as applicable, (a) alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock or Series C Preferred Stock, as applicable, (b) alter or amend the applicable Certificate of Designation, (c) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of Series B Preferred Stock or Series C Preferred Stock, as applicable, (d) issue further shares of Series B Preferred Stock or Series C Preferred Stock, as applicable, or increase or decrease (other than by conversion) the number of authorized shares of Series B Preferred Stock or Series C Preferred Stock, as applicable, (e) prior to stockholder approval of the Conversion Proposal and the Authorized Share Increase, amend, waive or modify the Merger Agreement in any manner that would be reasonably likely to prevent, impede or materially delay such approval, or (f) enter into any agreement with respect to any of the foregoing or, for the Series B Preferred Stock, with respect to the following. Furthermore, as long as at least 30% of the originally issued Series B Preferred Stock remains issued and outstanding, the Company will not, without the affirmative vote of the holders of a majority of the then outstanding shares of Series B Preferred Stock, (i) consummate a Fundamental Transaction (as defined in the Certificate of Designation of Series B Preferred Stock) or any merger or consolidation of the Company or other business combination in which the stockholders of the Company immediately before such transaction do not hold at least a majority of the capital stock of the Company immediately after such transaction, (ii) increase or decrease the size of the Board, (iii) without the unanimous approval of the Board, adopt, amend or repeal any written delegation of authority, policy, corporate authority matrix or similar document, framework or schedule, (iv) terminate or replace the Company's independent registered accounting firm, independent compensation consultant or corporate counsel, (v) use the proceeds of the Financing in violation of certain restrictions, or take any action that would constitute a material deviation from the agreed operating plan, or (vi) enter into any agreement with respect to any of the foregoing. The Series B Preferred Stock and Series C Preferred Stock do not have a preference upon any liquidation, dissolution or winding-up of the Company. In addition, from and after stockholder approval of the Conversion Proposal, for so long as at least 30% of the originally issued Series B Preferred Stock remains issued and outstanding, the holders of the Series B Preferred Stock, voting as a separate class, will be entitled to elect two directors of the Company.

Following stockholder approval of the Conversion Proposal and the Authorized Share Increase, each share of Series B Preferred Stock will be convertible, at the option of the holder, into 1,000 shares of Common Stock and each share of Series C Preferred Stock will automatically convert into 1,000 shares of Common Stock, each subject to certain limitations, including that a holder of Series B Preferred Stock or Series C Preferred Stock is prohibited from converting shares of Series B Preferred Stock or Series C Preferred Stock, as applicable, into shares of Common Stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (to be established by the holder between 0% and 19.99%) of the total number of shares of Common Stock issued and outstanding immediately after giving effect to such conversion.

The foregoing description of the Series B Preferred Stock and Series C Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designation of Series B Preferred Stock and the Certificate of Designation of Series C Preferred Stock, copies of which are filed as Exhibits 99.3 and 99.4 to this Schedule 13D, respectively, and are incorporated herein by reference.

Lock-up Agreements

Concurrently and in connection with the execution of the Merger Agreement, certain Velaris stockholders as of immediately prior to the Merger, including the Reporting Persons, and certain of the executive officers and directors of Velaris and the Company who continue to serve following the Closing entered into lock-up agreements with the Company, pursuant to which each such party will be subject to a 180-day lock-up on the sale or transfer of shares of Common Stock and preferred stock of the Company held by such party at the Closing, including those shares received by Velaris stockholders in the Merger, subject to customary exceptions (the "Lock-up Agreements"). The lock-up period will be extended if the resale registration statement described below has not been declared effective by the SEC prior to the end of such 180-day period.

The foregoing description of the Lock-up Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the Lock-up Agreement, which is filed as Exhibit 99.5 to this Schedule 13D and incorporated herein by reference.

Financing

On October 13, 2026, the Company entered into a Securities Purchase Agreement (the "Purchase Agreement") with the purchasers named therein (the "Investors"), including the Reporting Persons.

Pursuant to the Purchase Agreement, the Company agreed to sell an aggregate of (i) 687,789 shares of Common Stock and (ii) 243,063 shares of Series C Preferred Stock (the "PIPE Securities") for an aggregate purchase price of approximately $350 million (collectively, the "Financing"). The closing of the Financing occurred on October 14, 2026 (the "Financing Closing Date").

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is filed as Exhibit 99.6 to this Schedule 13D and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the Financing, the Company entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Investors. Pursuant to the Registration Rights Agreement, the Company is required to prepare and file a resale registration statement with the SEC within 30 calendar days following the Financing Closing Date. The Company shall use its commercially reasonable efforts to cause this registration statement to be declared effective by the SEC within five business days of the date the Company is notified by the SEC that the registration statement will not be reviewed (or within 60 calendar days following the initial filing of the registration statement if the SEC reviews the registration statement).

The Company has also agreed to, among other things, indemnify the Investors, their officers, directors, members, employees, partners, managers, stockholders, affiliates, investment advisors and agents under the registration statement from certain liabilities and pay all fees and expenses (excluding any legal fees of the selling holder(s), and any underwriting discounts and selling commissions) incident to the Company's obligations under the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, which is filed as Exhibit 99.7 to this Schedule 13D and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentages used in this Schedule 13D are calculated based upon 3,440,670 shares of Common Stock outstanding as of September 30, 2026, plus 687,789 shares of Common Stock issued in the Financing.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons' securities include (i) 687,789 shares of Common Stock and (ii) 171,000 shares of Common Stock issuable upon conversion of 171 shares of Series C Preferred Stock held directly by Co-Invest and exclude (i) 105,286,000 shares of Common Stock issuable upon conversion of 105,286 shares of Series B Preferred Stock held directly by Fund II, (ii) 52,239,000 shares of Common Stock issuable upon conversion of 52,239 shares of the Series C Preferred Stock held directly by Fund II and (iii) 16,554,000 shares of Common Stock issuable upon conversion of 16,554 shares of Series C Preferred Stock held directly by Co-Invest. The conversion of the shares of Series B Preferred Stock and Series C Preferred Stock is each subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock. The securities exclude shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock and Series C Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the shares of Common Stock, the beneficial ownership limitations with respect to the Series B Preferred Stock and Series C Preferred Stock will automatically reduce to 9.99%.
Transactions in the class effected during the past sixty days: Except as described in Item 4 of this Schedule 13D with respect to the Merger and the Financing, which is incorporated herein by reference, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Fairmount is the investment manager or adviser to Fund II and Co-Invest and has voting and dispositive power over the shares of Common Stock held on behalf of Fund II and Co-Invest. Other than the Merger and the Financing discussed above, the Reporting Persons have not had any transactions in the shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Fairmount is entitled to a fee for managing and advising Fund II based upon a percentage of the net asset value of Fund II, as well as a performance fee if earned, and a performance fee if earned for managing and advising Co-Invest.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Agreement and Plan of Merger, dated October 13, 2026, by and among Alaunos Therapeutics, Inc., Valkyrie Merger Sub I, Inc., Valkyrie Merger Sub II, LLC and Velaris Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to Alaunos Therapeutics, Inc.'s Current Report on Form 8-K (File No. 001-33038), filed with the SEC on October 13, 2026).

Exhibit 99.3 Certificate of Designation of Series B Non-Voting Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to Alaunos Therapeutics, Inc.'s Current Report on Form 8-K (File No. 001-33038), filed with the SEC on October 13, 2026).

Exhibit 99.4 Certificate of Designation of Series C Non-Voting Convertible Preferred Stock (incorporated by reference to Exhibit 3.2 to Alaunos Therapeutics, Inc.'s Current Report on Form 8-K (File No. 001-33038), filed with the SEC on October 13, 2026).

Exhibit 99.5 Form of Lock-up Agreement (incorporated by reference to Exhibit A of Exhibit 2.1 to Alaunos Therapeutics, Inc.'s Current Report on Form 8-K (File No. 001-33038), filed with the SEC on October 13, 2026).

Exhibit 99.6 Securities Purchase Agreement, dated as of October 13, 2026, by and among Alaunos Therapeutics, Inc. and each investor listed on Exhibit A thereto (incorporated by reference to Exhibit 10.1 to Alaunos Therapeutics, Inc.'s Current Report on Form 8-K (File No. 001-33038), filed with the SEC on October 13, 2026).

Exhibit 99.7 Form of Registration Rights Agreement, by and among Alaunos Therapeutics, Inc. and certain investors signatory thereto (incorporated by reference to Exhibit 10.2 to Alaunos Therapeutics, Inc.'s Current Report on Form 8-K (File No. 001-33038), filed with the SEC on October 13, 2026).

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (10/15/2026)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (10/15/2026)
- Fairmount Healthcare Fund II L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (10/15/2026)
- Fairmount Healthcare Fund II L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (10/15/2026)
- Fairmount Healthcare Co-Invest VII L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (10/15/2026)
- Fairmount Healthcare Co-Invest VII L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (10/15/2026)
- Harwin Peter Evan: /s/ Peter Harwin, Peter Harwin (10/15/2026)
- Kiselak Tomas: /s/ Tomas Kiselak, Tomas Kiselak (10/15/2026)